UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

August 16, 2024

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant’s name)

Building 5, Croxley Park, Hatters Lane
Watford, England, WD18 8YE
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F a         Form 40-F __

SMITH & NEPHEW PLC

16 August 2024

NOTIFICATION AND PUBLIC DISCLOSURE IN ACCORDANCE WITH THE REQUIREMENTS OF THE MARKET ABUSE REGULATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMR") AND PERSONS CLOSELY ASSOCIATED WITH THEM.

In accordance with the Directors' Remuneration Policy 2024 (the "Policy"), the Company has granted the following awards to Deepak Nath, CEO:

●
An increase in the number of shares awarded under the Performance Share Programme ("PSP") 2024 of 27,520 USD 0.20 ordinary shares on the same terms and conditions, including performance conditions, as the PSP award granted on 8 March 2024.

●
An RSP award of 131,517 USD 0.20 ordinary shares which will normally vest in three equal tranches over a three-year period, contingent on a reasonable judgement underpin being met as determined by the Remuneration Committee.

Further details of these awards are set out below.

PSP 2024 - 2026 awards: In accordance with the Policy, the Company has made a  grant of an increased level of Performance Share Plan awards shown in the table below which will vest on 8 March 2027, subject to the achievement of the performance conditions which are measured over the period 1 January 2024 to 31 December 2026. Participants will receive an additional number of shares equivalent to the amount of dividend payable per vested share during the relevant performance period.

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc Ordinary Shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Performance Share Awards granted on 16 August 2024 under the Smith & Nephew Global Share Plan 2020.
Date of Transaction	2024 - 08 - 16
Place of Transaction	Grant took place outside a trading venue

Name (Position)	Status	Price (s)	Volume(s)*	Aggregated information
Deepak Nath (Chief Executive Officer)	Director	£10.875	27,520	N/A Single Transaction
* The number of shares assuming a maximum vesting is shown.

Restricted Share Plan 2024 awards: In accordance with the Policy, the Company has made a grant of the awards shown in the table below which will vest in three equal tranches on the first, second and third anniversary of the award, contingent on a reasonable judgement underpin being met as determined by the Remuneration Committee. Participants will receive an additional number of shares equivalent to the amount of dividend payable per vested share during the relevant vesting period.

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc Ordinary Shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Award granted on 16 August 2024 under the Smith & Nephew plc Restricted Share Plan 2024.
Date of Transaction	2024 - 08 - 16
Place of Transaction	Grant took place outside a trading venue

Name (Position)	Status	Price (s)*	Volume(s)	Aggregated information
Deepak Nath (Chief Executive Officer)	Director	£11.7010	131,517	N/A Single Transaction
* The award share price has been determined using the average closing share price over the period 1 August to 14 August 2024.

Helen Barraclough
Company Secretary
Smith & Nephew plc
Tel: +44 (0)1923 477100

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: August 16, 2024	By:	/s/ Helen Barraclough
Helen Barraclough
Company Secretary